Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

EBOLA AWARENESS FILM PREMIERED IN MALI

Bamako, Mali, 31 January 2015  -  A film on the measures people should take to avoid contracting the Ebola virus, locally produced and sponsored by African gold miner Randgold Resources, was premiered today at the five-star Hotel Salam in Bamako.

Among the dignitaries who attended the first screening of the film, which will also be made available in Liberia, Guinea and Sierra Leone, were Malian Minister of Health and Public Hygiene, the Honourable Mr Ousmane Koné and the Malian Minister of Mines, the Honourable Mr Boubou Cissé.

The government of Mali and the United Nations declared Mali an Ebola-free country on 18 January 2015 following a remarkably successful joint effort by the country’s health authorities and its mining industry to curb the spread of the disease.

Chaired by Randgold, the Mali Ebola Private Sector Mobilisation Group, comprising the mining companies operating in the country, provided a coordinated response in support of the government’s campaign against the deadly virus. Among other actions, medical practitioners employed by these companies met on a daily basis to provide technical input to the state’s health professionals, provide community clinics with training and equipment, develop protocols and procedures for Ebola preparedness, and assist with border post screenings.

Speaking at the premiere, Randgold chief executive Mark Bristow - who was awarded the honorary title of ‘Knight of the National Order of Mali’ (Chevalier de l’Ordre national du Mali) at the screening for his role in the development of the Malian mining industry - said that perhaps the industry’s most important contribution had been to use its international reach to persuade governments and NGOs to engage actively with the Ebola crisis rather than to isolate it. “The effectiveness of the Mali initiative has shown what can be achieved through cooperation and local capacity building,” he said.

“Working closely with our host governments to tackle the infrastructural, educational and healthcare challenges endemic to Africa is a key component of our business philosophy, so stepping up to the plate for Ebola was all in the day’s work for us,” said Bristow. “While Mali is now officially Ebola-free, it will have to remain on the alert for a recurrence. The voluntary testing and treatment procedures Randgold developed for the fight against HIV Aids virtually wiped it out at our West African operations, and can be used as the model for an effective Ebola monitoring programme.”

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources

Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.